Exhibit 16(c)(ix)
Revolver Extension Business Term SheetMay30, 2025STRICTLY PRIVATE & CONFIDENTIALConfidential Treatment Requested on 1 page, confidentialinformation filed separately with the SEC proprietary and confidential2Illustrative Revolver Extension Business Terms6-MonthExtensionTermsAmend andExtend(Until June2028) In the event the deal does not close,this appropriately covers the companyfor the time it has expended seeking adeal favorable to revolving lenders Fee is appropriate compensation givenshort term extension and the eventualneed to renegotiate a longer termextension if the M&A transaction doesnot close Would be a credit enhancingtransaction for revolving lenders:– Higher equity value pro forma forthe deal (lower implied LTV)– Additional primary equityinvestment contemplated byreputable sponsorbps fee on revolvercommitment amount(earned and payable onsigning)RationaleInitial PositionOutside PositionDescription6-month extension of theexisting revolver maturity,granted at signing, that is notcontingent on the deal closing(replaced with June 2028 A&Ein the event of a deal closingwith the buyer)Longer term amendamend-andand-extend of the revolvermaturity , contingent on theM&A deal’s closingbps fee on revolvercommitment amount(earned and payable onmerger closing)bps rate increasebps rate increasebps fee on revolvercommitment amount(earned and payable onmerger closing)